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                           May 17, 2023

       Monica Vinay
       Interim Chief Financial Officer
       MYERS INDUSTRIES INC
       1293 S. Main Street
       Akron, Ohio 44301

                                                        Re: MYERS INDUSTRIES
INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 3, 2023
                                                            Form 8-K Filed May
4, 2023
                                                            Response Letter
Dated May 4, 2023
                                                            File No. 001-08524

       Dear Monica Vinay:

              We have reviewed your May 4, 2023 response to our comment letter and have the following comment. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 27, 2023 letter.

       Form 8-K Filed May 4, 2023

       Exhibit 99.1

   1. We note your presentation of Adjusted EBITDA margin at the consolidated level without also presenting the
most directly comparable US GAAP measure, or net income margin.
                                                        As previously requested
in comment 1, please expand your presentation of your non-
                                                        GAAP measures to
include a presentation, with equal or greater prominence, of the most directly comparable US
GAAP measure as required by Item 10(e)(1)(i)(a) of Regulation
                                                        S-K. Refer to the
second and third bullets of Question 102.10(a) of the Compliance and
                                                        Disclosure
Interpretations on Non-GAAP Financial Measures for additional guidance.
 Monica Vinay
MYERS INDUSTRIES INC
May 17, 2023
Page 2

       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355, if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,
FirstName LastNameMonica Vinay
                                                        Division of Corporation
Finance
Comapany NameMYERS INDUSTRIES INC
                                                        Office of Industrial
Applications and
May 17, 2023 Page 2                                     Services
FirstName LastName